EXHIBIT 99.1



Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited (TKG) resignation and appointment of directors

Following the sale by Thintana Communications LLC ("Thintana") of its 15,1% shareholding in Telkom to the Public Investment Commissioners ("PIC"), Telkom announces

     o the resignations with immediate effect of Thintana's representatives on the Telkom Board, Messrs Shawn McKenzie, Charles Valkin and Tan Sri Dato Ir Md Radzi Mansor as directors of the Company. Messrs Brian Manning, John Gibson and Chian Khai Tan, being alternate directors to Messrs McKenzie, Valkin and Tan Sri Dato Ir Radzi Mansor, respectively, have also resigned from the Telkom Board;

     o the appointment with immediate effect of Mr. Tshepo Mahloele and Ms Albertinah Ngwezi as directors of the Company. Mr. Mahloele and Ms Ngwezi are representatives of the PIC; and

     o the appointment with immediate effect of Mr. Brahm du Plessis as an independent non-executive director of Telkom.

Mr. Mahloele has a B Proc degree and is currently the Head of Corporate Finance and the Isibaya Fund at the PIC. Ms Ngwezi is a qualified chartered accountant and is the Chief Operating Officer of the PIC.

Mr. du Plessis is an advocate specializing in intellectual property law.

Following the above changes, the Telkom Board will comprise: NE Mtshotshisa, SE Nxasana, TPC Chikane, B du Plessis, TD Mahloele, TF Mosololi, M Mostert, A Ngwezi, DD Tabata, YR Tenza, and PL Zim.

Johannesburg
3 December 2004